Collaborative Investment Series Trust

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

June 10, 2019

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

Collaborative Investment Series Trust  (CIK No. 0001719812, File Nos. 333-221072; 811-23306) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Collaborative Investment Series Trust (the “Trust”) has determined that the Post-Effective Amendment No. 26 filed pursuant to Rule 485(b), (accession number SEC Accession No. 0001162044-19-000371) (the "Amendment") was improperly filed on behalf of the following series: Mercator International Opportunity Fund, Preferred-Plus, Dividend Performers, Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, and the Global Tactical Fund. It is in the best interests of the Trust and the public that the filing be withdrawn as it pertains to the following series: Mercator International Opportunity Fund, Preferred-Plus, Dividend Performers, Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, and the Global Tactical Fund. The Trust does not withdraw the Amendment as it applies to the Tactical Income ETF. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn per the instructions provided above. Please direct any questions concerning this letter to Brandon M. Pokersnik, at 440-922-0066 Ext. 109.

Very truly yours,

/s/ Brandon M. Pokersnik

Brandon M. Pokersnik

Secretary & CCO